CONSENT OF MICHAEL SHORT
Regal House 70 London Road
Twickenham, Middlesex, TW1 3QS, England

April 15, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

I have assisted with the preparation of the Pre-Feasibility Study – NI 43-101 – Technical Report for the Norra Karr Rare Earth Element Deposit, Effective Date: January 31, 2015 (the "Study").  I refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The Study;
2.	The process and infrastructure design and cost estimation for the integrated processing plant for the Study which was completed by GBM Minerals Engineering Consultants Limited ("GBM") under my supervision; and
3.	The scientific and technical information contained in the MD&A in relation to metallurgical test work which was completed by GBM under my supervision.

I hereby consent to the use of my name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from such Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863), and any associated prospectus, filed with the United States Securities and Exchange Commission.

I confirm that I have read a draft of the MD&A and I have no reason to believe that there are any misrepresentations that are derived from the Information or that are within my knowledge as a result of the services I performed in connection with such Information.

Yours truly,

/s/Michael Short
 Michael Short, Principal Consultant